OCULUS, INC.

1451 W Cypress Creek Road, Suite 300
Ft. Lauderdale, FL 33309

Dear Mr. Spirgel

November 4, 2014

We thank you for your comments on our Form S-1 Registration statement (333-198068) in your letter of October 23, 2014.  Along with this letter, we are filing a blackline version of our updated registration statement for your review.  Your comments are addressed below in the same order that they were provided to us.

1.      We have included all of the required exhibits in the amended S-1 #2.

Oculus, Inc.

_____/s/ Leon Henry_____

Leon Henry, CEO, CFO, President, Director